Exhibit (d)(1)(a)

Schedule A

to the Investment Advisory Agreement dated April 25, 2003 between

The Guinness Atkinson Funds (the "Trust") and

Guinness Atkinson Asset Management Inc.

(formerly Guinness Atkinson Asset Management, LLC)

(the "Advisory Agreement")

Name of Fund	Fee [1]	Date Added

1. Guinness Atkinson China & Hong Kong Fund	1.00%	April 25, 2003
2. Guinness Atkinson Asia Focus Fund	1.00%	April 25, 2003
3. Guinness Atkinson Global Innovators Fund	0.75%[2]	April 25, 2003
4. Guinness Atkinson Global Energy Fund	0.75%	May 7, 2004
5. Guinness Atkinson Alternative Energy Fund	0.80%[3]	February 24, 2006

1.	As a percentage of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive or defer any portion of the advisory fee from time to time.

2.	0.75% of average daily net assets on the first $250 million, and 0.50% of average daily net assets in excess of $250 million.
3.	Effective May 15, 2023.

Clarification of Renewal Date

The Trust and the Adviser hereby agree that the Advisory Agreement shall continue from year to year so long as such continuance is specifically approved at least annually by the Trust's Board of Trustees, including a majority of the Trustees who are neither parties to the Agreement nor "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Trust, no later than May 31 of each year, such continuance becoming effective May 31 of that year.

Agreed and accepted this 24th day of February, 2025.

GUINNESS ATKINSON FUNDS		GUINNESS ATKINSON ASSET MANAGEMENT INC.

By:	/s/ Rita Dam	By:	/s/ James Atkinson

Name:	Rita Dam	Name:	James Atkinson

Title:	Treasurer	Title:	Chief Executive Officer